February 20, 2019

Howard Curd
Chief Executive Officer
Uniroyal Global Engineered Products, Inc.
1800 2nd Street Suite 970
Sarasota, Florida 34236

       Re: UNIROYAL GLOBAL ENGINEERED PRODUCTS, INC.
           Form 10-K
           Filed March 19, 2018
           Definitive Proxy Statement on Schedule 14A
           Filed April 27, 2018
           File No. 000-50081

Dear Mr. Curd:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products